FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated May 26, 2017

TRANSLATION
Autonomous City of Buenos Aires, May 26, 2017
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Information under Article 23, Chapter VII of the Merval Regulations – Maxus

Dear Sirs:

The purpose of this letter is to comply with the Rules of reference.

In that regard, and continuing with our communications dated June 20, 2016 and March 30, 2017 and our Condensed Interim Consolidated Financial Statements as of March 31, 2017, in connection with the reorganization proceedings under Chapter 11 of the United States Bankruptcy Code filed by Maxus Energy Corporation, Tierra Solutions Inc., Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company (collectively, the "Maxus Entities"), please be advised that on May 22, 2017, a hearing was held before the Bankruptcy Court for the District of Delaware, in which  the alternative restructuring plan (the "Alternative Plan") submitted by the Creditors' Committee and the Maxus Entities was confirmed.

Under the Alternative Plan, a liquidating trust (the "Liquidating Trust") may pursue alter ego claims or any other estate claims against YPF S.A. ("YPF" or the "Company"), together with its subsidiaries YPF Holdings Inc., CLH Holdings Inc., YPF International S.A. and YPF Services USA Corp (collectively, the "YPF Entities") and against Repsol S.A.

In the event that the aforementioned claims are filed, YPF will use all necessary legal remedies and exercise all defensive measures in accordance with the applicable legal procedure in order to defend its rights.

YPF first acquired an interest in Maxus Energy Corporation in 1995, and did not cause any releases of contamination associated with the Passaic River in New Jersey and other sites, which active contamination largely occurred years or decades prior to the acquisition. Since acquiring an indirect interest in the Maxus Entities, YPF has funded the Maxus Entities with hundreds of millions of dollars, which allowed them to comply with their contractual obligations related to environmental liabilities.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 31, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer